UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION

                        Washington, D.C. 20549







Public Utility Holding Company Act of 1935
File No. 70-8327
Report for Period: July 1, 2001 to September 30, 2001



In the matter of:

CENTRAL AND SOUTH WEST CORPORATION, ET AL



      This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by Central and South West Corporation (CSW). Under HCAR 35-26250 dated March 14, 1995, it is required that Central Power and Light Company (CPL), Public Service Company of Oklahoma (PSO), Southwestern Electric Power Company (SWEPCO) and West Texas Utilities Company (WTU)(the utilities) file quarterly reports providing the following information with respect to meter reading, billing, and collecting services for nonassociates: 1) a list of Municipalities to which the services were provided, 2) the amount of revenues received, and 3) the expenses incurred. This report covers the period July 1, 2001 through September 30, 2001.












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The requested information for the third quarter of 2001 is as follows:


-------------------- ---------- ---------- ---------- ----------- -----------
                        CPL        PSO       SWEPCO        WTU       TOTAL

-------------------- ---------- ---------- ---------- ----------- -----------

LIST OF
MUNICIPALITIES TO       None       None       None       None        None
WHICH SERVICES WERE
PROVIDED

-------------------- ---------- --------- ---------- ------------ -----------
-------------------- ---------- --------- ---------- ------------ -----------

AMOUNT OF REVENUES
RECEIVED                None       None       None       None        None
-------------------- ---------- ---------- ---------- ---------- ------------
-------------------- ---------- ---------- ---------- ---------- ------------

EXPENSES INCURRED       None       None       None       None        None

-------------------- ---------- ---------- ---------- ---------- ------------






                            S I G N A T U R E


        As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, the utilities have duly caused this report to be signed on their behalf on this 14th day of November 2001.

                                          Central Power and Light Company
                                          Public Service Company of Oklahoma
                                          Southwestern Electric Power Company
                                          West Texas Utilities Company

                                          /s/ Armando Pena
                                          -----------------------------------
                                            Armando Pena
                                            Treasurer